Exhibit 99.1

SILVERCORP METALS INC.
Suite 1378 – 200 Granville Street
Vancouver, British Columbia, Canada V6C 1S4

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the Annual General Meeting (the “Meeting”) of the Shareholders of Silvercorp Metals Inc. (hereinafter called the "Company") will be held in the Coal Harbour Suite at the Pan Pacific Vancouver Hotel, 300-999 Canada Place, Vancouver, BC, V6C 3B5 on Thursday, September 30, 2010, at the hour of 10:00 a.m. for the following purposes:

1.	to receive the Report of the Directors;

2.	to receive the audited financial statements of the Company for the year ended March 31, 2010, together with the report of the auditor thereon;

3.	to elect Directors of the Company for the ensuing year;

4.	to re-appoint Ernst & Young LLP, Chartered Accountants, as auditor for the Company for the ensuing year and to authorize the Directors to fix the auditor’s remuneration;

5.	to approve, ratify and confirm all acts of the Directors and Officers of the Company on its behalf during the preceding year; and

6.	to transact such further and other business as may properly be brought before the Meeting or at any adjournments thereof.

Only Shareholders of record on August 26, 2010, are entitled to receive notice of and vote at the Meeting.

Shareholders are entitled to vote at the Meeting either in person or by proxy. Shareholders who are unable to attend the Meeting are requested to read, complete, sign, date and return the enclosed form of Proxy and deliver it to the Company’s Transfer Agent, Computershare Investor Services Inc., in accordance with the instructions set out in the form of Proxy and the Circular accompanying this Notice.

DATED at the City of Vancouver, in the Province of British Columbia, this 26th day of August, 2010.

BY ORDER OF THE BOARD OF DIRECTORS

Dr. Rui Feng
Chairman, CEO and Director